June 22, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

RE:	Spectrum Pharmaceuticals, Inc. Registration Statement on Form S-3
(Registration No. 333-125208)

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc. respectfully confirms its oral request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of its Registration Statement on Form S-3 (Registration No. 333-125208), so that such registration statement will be declared effective at 5:00 p.m. Eastern Standard Time on June 22, 2005 or as soon as practicable thereafter.

The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rajesh C. Shrotriya

Rajesh C. Shrotriya, M.D.
Chief Executive Officer